UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

5, Place de la Gare
L-1616 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of the Company

Spotify Technology S.A. (the “Company”) held its 2024 annual general meeting of shareholders and holders of beneficiary certificates on April 17, 2024.  The Company’s shareholders and holders of beneficiary certificates considered the following proposals, each of which is described in greater detail in the Company’s proxy statement dated March 7, 2024.

1. Approval of the Company’s Annual Accounts and Consolidated Financial Statements

Based on the votes set forth below, the proposal to approve the Company’s annual accounts for the financial year ended December 31, 2023 and the Company’s consolidated financial statements for the financial year ended December 31, 2023 was approved.

For	Against	Abstain
497,981,726	142,149	1,728,002

2. Approval of Allocation of the Company’s Annual Results

Based on the votes set forth below, the proposal to approve allocation of the Company’s annual results for the financial year ended December 31, 2023 was approved.

For	Against	Abstain
499,639,271	15,668	196,938

3. Approval of Granting Discharge of Liability of the Board of Directors

Based on the votes set forth below, the proposal to grant discharge of the liability of the members of the Company’s board of directors (the “Board of Directors”) for, and in connection with, the financial year ended December 31, 2023 was approved.

For	Against	Abstain
497,205,539	868,866	1,777,472

4. Appointment of Directors

Based on the votes set forth below, the following directors were elected as members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2024.

	For	Against	Abstain
Daniel Ek (A Director)	470,902,131	28,042,458	907,288
Martin Lorentzon (A Director)	466,838,845	32,135,339	877,693
Shishir Samir Mehrotra (A Director)	476,668,551	22,950,627	232,699
Christopher Marshall (B Director)	487,503,573	11,931,831	416,473
Barry McCarthy (B Director)	482,204,014	17,578,964	68,899
Heidi O’Neill (B Director)	492,367,152	7,446,788	37,937
Ted Sarandos (B Director)	498,207,888	1,608,661	35,328
Thomas Owen Staggs (B Director)	496,976,907	2,837,748	37,222
Mona Sutphen (B Director)	496,921,187	2,894,484	36,206
Padmasree Warrior (B Director)	497,030,393	2,787,838	33,646

5. Appointment of Independent Auditor

Based on the votes set forth below, the proposal to appoint Ernst & Young S.A. (Luxembourg) as the Company’s independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2024 was approved.

For	Against	Abstain
499,244,971	265,102	341,804

6. Approval of 2024 Director Remuneration

Based on the votes set forth below, the proposal to approve the directors’ remuneration for the year 2024 was approved.

For	Against	Abstain
462,691,199	36,923,654	237,024

7. Authorization and Empowerment to Execute and Deliver Documents Required by Luxembourg Laws

Based on the votes set forth below, the proposal to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

For	Against	Abstain
499,628,950	28,627	194,300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: April 17, 2024	By:	/s/ Eve Konstan
	Name:	Eve Konstan
	Title:	General Counsel